SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

SCHEDULE TO
_____________________

(RULE 13e-4)
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
_____________________

LIN TV CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))
_____________________

Options to Purchase Class A Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)
_____________________

532 774 106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
_____________________

Vincent L. Sadusky
President and Chief Executive Officer
LIN TV Corp.
Four Richmond Square, Suite 200
Providence, Rhode Island 02906
(401) 454-2880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

With a copy to:

David H. Engvall, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, N.W.
Washington, DC 20004
Telephone: (202) 662-6000
Facsimile: (202) 662-6291
_____________________

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$503,701	$28.11

*
Calculated solely for purposes of determining the filing fee. This calculation of the transaction valuation assumes that all outstanding options to purchase, as of April 28, 2009, 3,262,123 shares of Class A common stock of LIN TV Corp. will be eligible for exchange and will be tendered pursuant to this offer.  The aggregate book value of such options was calculated using the Black-Scholes option pricing model based on a price per share of Class A common stock of $1.56, which was the closing price of the Class A common stock as reported on the New York Stock Exchange on April 28, 2009.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Form or Registration No.: Filing party: Date filed:	Not applicable Not applicable Not applicable Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third party tender offer subject to Rule 14d-1.

	☑	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Page

Item 1. Summary Term Sheet	1

Item 2. Subject Company Information	1

Item 3. Identity and Background of the Filing Person	1

Item 4. Terms of the Transaction	1

Item 5. Past Contacts, Transactions, Negotiations and Agreements	2

Item 6. Purposes of the Transaction and Plans or Proposals	2

Item 7. Source and Amount of Funds or Other Consideration	2

Item 8. Interest in Securities of the Subject Company	2

Item 9. Persons/Assets, Retained, Employed, Compensated or Used	3

Item 10. Financial Statements	3

Item 11. Additional Information	3

Item 12. Exhibits	3

Item 13. Information Required by Schedule 13E-3	3

SIGNATURE	4

EXHIBIT INDEX	5

Item 1.                        Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Exchange Outstanding Stock Options for New Stock Options, dated May 4, 2009, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”), is incorporated herein by reference.

Item 2.                        Subject Company Information

(a)           Name and Address.  LIN TV Corp., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Offer to Exchange.  The Company’s principal executive office is located at Four Richmond Square, Suite 200, Providence, Rhode Island 02906, and the telephone number at that address is (401) 454-2880.

(b)           Securities.  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding “Eligible Options” (as defined in the Offer to Exchange) held by current employees (including eligible officers) and non-employee directors for “New Options,” upon the terms and subject to the conditions set forth in the Offer to Exchange.  As of April 28, 2009, Eligible Options to purchase 3,262,123 shares of the Company’s Class A common stock were outstanding.  The actual number of shares of the Company’s Class A common stock subject to options to be exchanged will depend upon the number of shares of Class A common stock underlying Eligible Options that are tendered by eligible persons and accepted for exchange.  The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, a form of which is attached hereto as Exhibit (a)(1)(C).

The information set forth in the Offer to Exchange on the cover page and under “Summary Term Sheet,” and the sections under “The Exchange Offer” titled “Number of Options; Expiration Date,” “Acceptance of Eligible Options for Exchange and Grant of New Options,” “Conditions of the Offer,” and “Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

 (c)           Trading Market and Price.  The information set forth in the Offer to Exchange under “The Exchange Offer--Price Range of Class A Common Stock” is incorporated herein by reference.

Item 3.                        Identity and Background of the Filing Person

(a)           Name and Address.  The filing person is the Company.  The information set forth under Item 2(a) above and in the Offer to Exchange under “The Exchange Offer--Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 4.                        Terms of the Transaction

(a)           Material Terms.  The information set forth in the Offer to Exchange under “Summary Term Sheet,” and the sections under “The Exchange Offer” titled “Number of Options; Expiration Date,” “Procedures for Tendering Eligible Options,” “Change in Election; Withdrawal Rights,” “Acceptance of Eligible Options for Exchange and Grant of New Options,” “Conditions of this Offer,” “Source and Amount of Consideration; Terms of New Options,” “Information About LIN TV; Summary Financial Information;” “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options,” “Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer,” “Legal Matters; Regulatory Approvals,” “Material U.S. Federal Income Tax Consequences,” and “Extension of this Offer; Termination; Amendment” is incorporated herein by reference.

(b)           Purchases.  The information set forth in the Offer to Exchange under “Summary Term Sheet,” and the sections under “The Exchange Offer” titled “Number of Options; Expiration Date,” “Purpose of this Offer,” and “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5.                        Past Contacts, Transactions, Negotiations and Agreements

(e)           Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Exchange under “The Exchange Offer--Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 6.                        Purposes of the Transaction and Plans or Proposals

(a)           Purposes.  The information set forth in the Offer to Exchange under “The Exchange Offer--Purpose of this Offer” is incorporated herein by reference.

(b)           Uses of Securities Acquired.  The information set forth in the Offer to Exchange under “Summary Term Sheet” and the sections under “The Exchange Offer” titled “Acceptance of Eligible Options for Exchange and Grant of New Options” and “Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer” is incorporated herein by reference.

(c)           Plans.  The information set forth in the Offer to Exchange under “The Exchange Offer--Purpose of this Offer” is incorporated herein by reference.

Item 7.                        Source and Amount of Funds or Other Consideration

(a)           Source of Funds.  The information set forth in the Offer to Exchange under “Summary Term Sheet” and the sections under “The Exchange Offer” titled “Source and Amount of Consideration; Terms of New Options” and “Fees and Expenses” is incorporated herein by reference.

(b)           Conditions.  The information set forth under “The Exchange Offer--Conditions of this Offer” is incorporated herein by reference.

(d)           Borrowed Funds.  Not applicable.

Item 8.                        Interest in Securities of the Subject Company

(a)           Securities Ownership.  The information set forth under “The Exchange Offer--Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

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(b)           Securities Transactions.  The information set forth under “The Exchange Offer--Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9.                        Person/Assets, Retained, Employed, Compensated or Used

(a)           Solicitations or Recommendations.  Not applicable.

Item 10.  Financial Statements

(a)           Financial Information.  The information set forth under “The Exchange Offer--Information About LIN TV; Summary Financial Information” and “The Exchange Offer--Additional Information” is incorporated herein by reference.  In addition, Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 is incorporated herein by reference.

(b)           Pro Forma Financial Information.  Not applicable.

Item 11.  Additional Information

(a)           Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth under “The Exchange Offer--Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” and “The Exchange Offer--Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)           Other Material Information.  Not applicable.

Item 12.  Exhibits

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

Item 13.  Information Required by Schedule 13E-3

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIN TV CORP.

By:	/s/ VINCENT L. SADUSKY
Vincent L. Sadusky
President and Chief Executive Officer

Date: May 4, 2009

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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Stock Options, dated May 4, 2009, including the Summary Term Sheet.
(a)(1)(B)	Form of Email Communication to Employees.
(a)(1)(C)	Form of Letter to Eligible Option Holders.
(a)(1)(D)	Form of Election Form.
(a)(1)(E)	Form of Change in Election Form.
(a)(1)(F)	Form of Grant Detail Report.
(a)(5)(A)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 16, 2009 is incorporated herein by reference.
(b)	Not applicable.
(d)(1)
LIN TV Corp. Amended and Restated 2002 Stock Plan, dated as of May 4, 2005, incorporated herein by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q (File No. 001-31311) filed May 6, 2005.

(d)(2)
First Amendment to the LIN TV Corp. Amended and Restated 2002 Stock Plan, dated as of December 31, 2008, incorporated herein by reference to Exhibit 10.6 to our Annual Report on Form 10-K (File No. 001-31311) filed March 16, 2009.

(d)(3)	Form of Employee Grant Option Agreement, incorporated herein by reference to Exhibit 10.19 to our Annual Report on Form 10-K (File No. 001-31311) filed March 15, 2007.
(d)(4)	Third Amended and Restated 2002 Non-Employee Director Stock Plan, incorporated herein by reference to our Definitive Proxy Statement on Schedule 14A (File No. 001-31311) filed April 4, 2005.
(d)(5)
First Amendment to the LIN TV Corp. Third Amended and Restated 2002 Non-Employee Director Stock Plan, incorporated herein by reference to Exhibit 10.10 to our Annual Report on Form 10-K (File No. 001-31311) filed March 16, 2009.

(d)(6)	Form of Non-Employee Director Grant Option Agreement, incorporated herein by reference to Exhibit 10.23 to our Annual Report on Form 10-K (File No. 001-31311) filed March 15, 2007.
(g)	Not applicable.
(h)	Not applicable.

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